Exhibit 12.1

Regency Centers, L.P.

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Year Ended
	2007	2006	2005	2004	2003
Fixed Coverage Ratio:
Continuing operations (before minority interest)	$164,465	163,438	110,805	111,206	113,702
Add: Tax expense	3,597	11,772	494	6,487	2,389
Less: Minority interest (without own fixed charges)	(869)	(4,752)	(83)	(64)	(284)
(Subtract) add: Equity in (income) loss of unconsolidated partnerships	(18,093)	(2,580)	2,908	(10,194)	(11,276)
Add: Distributions from operations JV’s	30,547	28,788	28,661	13,342	8,341
Add: Distributions from investment JV’s	41,372	13,452	30,918	47,369	26,902
Add: Fixed charges	141,318	127,122	123,779	119,429	129,369
Subtract: Preferred unit distributions	(23,400)	(23,400)	(24,849)	(28,462)	(34,001)
Subtract: Capitalized interest	(35,424)	(23,952)	(12,400)	(11,228)	(13,106)

Earnings	$303,513	289,888	260,233	247,885	222,036

Fixed Charge Data:
Preferred unit distributions	$23,400	23,400	24,849	28,462	34,001
Interest expense	82,494	79,770	86,530	79,739	82,262
Capitalized interest	35,424	23,952	12,400	11,228	13,106

Total fixed charges	$141,318	127,122	123,779	119,429	129,369

Ratio of earnings to fixed charges	2.1	2.3	2.1	2.1	1.7